Exhibit 99.1

Medigus Appointment Industry Veteran Eitan Machover
to Board of Directors and Audit Committee
- Machover’s appointment fills vacancy and fulfills Nasdaq’s Audit Committee Listing
Requirement -

OMER, Israel, September 29, 2016 — Medigus Ltd. (NASDAQ: MDGS) (TASE: MDGS), a medical device company developing minimally invasive endosurgical tools and a leader in direct visualization technology, today announced the appointment of Mr. Eitan Machover to the company’s Board of Directors, effective September 29, 2016. An established operational leader, Mr. Machover also joins Medigus’ audit committee, which consists of three independent directors, thereby complying with Nasdaq’s audit committee requirement as set forth in Nasdaq Listing Rule 5605.

“We are pleased to welcome Mr. Machover to our leadership team, and believe that Medigus will benefit from his vast experience working with innovative medical companies in the U.S. and Israel,” said Chris Rowland, CEO of Medigus.

Mr. Machover has more than 30 years of leadership experience in healthcare, having held various business development and M&A positions at GE Capital in the U.S., Europe and Asia. He headed business development activities at GE Healthcare in Europe, where he oversaw large-scale acquisitions. In addition, he led integrations into GE’s Israeli operations and was later named the National Executive for General Electric Israel, overseeing all of GE’s activities in the country.

Since then, Mr. Machover co-established MediTech Advisors, where he managed two U.S. based medical device venture funds, and also served as CEO of Wellsense, Inc. a U.S. medical device company. Currently, he is the principal and owner of EM Advisory Service, Ltd. an Israel-based executive search firm.

“I am thrilled to become a part of this exciting company, which has high potential for growth in several key markets around the world,” said Mr. Machover. “I look forward to working with the executive team to establish the MUSE system as a standard of care for minimally-invasive treatments for GERD.”

Mr. Machover holds a BS in Business Communications from Emerson College and an MBA from Boston College.

About Medigus
Medigus is a medical device company specializing in developing minimally invasive endosurgical tools and highly innovative imaging solutions. They are the pioneer developer of the MUSE™ system, an FDA cleared and CE marked endoscopic device to perform Transoral Fundoplication (TF) for the treatment of GERD (gastroesophageal reflux disease), one of the most common chronic conditions in the world. In 2016, the CMS established the Category I CPT® Code of 43210 for TF procedures, such as the ones performed with MUSE, which establishes reimbursement values for physicians and hospitals. MUSE is gaining adoption in key markets around the world – it is available in world-leading healthcare institutions in the U.S., Europe and Israel. Medigus is also in the process of obtaining regulatory clearance in China. Medigus is traded on the Nasdaq Capital Market and the TASE (Tel-Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com or www.RefluxHelp.com

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words.  These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this news release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Among the factors which may cause the actual results to differ from the Forward-Looking Statements are changes in the target market and the introduction of competitive products, our ability to secure favorable reimbursement rates, regulatory, legislative and policy changes, and clinical results. Other risk factors affecting the company are discussed in detail in the Company's filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

INVESTOR RELATIONS (U.S.):
David Carey
Lazar Partners Ltd.
212-867-1768
dcarey@lazarpartners.com

INVESTOR RELATIONS (Israel):
 Iris Lubitch/ Noam Yellin
SmarTeam
972-3-6954333
Iris@Smartteam.co.il
Noam@Smartteam.co.il

MEDIA CONTACT:
Chantal Beaudry/ Carrie Yamond
Lazar Partners Ltd.
212-867-1762
cbeaudry@lazarpartners.com
cyamond@lazarpartners.com